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SEC FILE NUMBER
8-65386

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing Section MAR 01 2022 Washington DC 413

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MIT Associates, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30212 Tomas, Site 365
(No. and Street)

Rancho Santa Margarita	CA	92688
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Ford	415-860-3673	dwford@mit-bd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates
(Name – if individual, state last, first, and middle name)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

10/16/2018	6517
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, David Ford, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MIT Associates, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
CEO & CCO

(see attached)
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Marin } s.s.

Subscribed and sworn to (or affirmed) before me on this 26th day of february (Month),

2022, by David Wrenn Ford (Name of Signer (1)) and

______________________ (Name of Signer (2)), proved to me on the basis of

satisfactory evidence to be the person(s) who appeared before me.

Bill Hocutt
Signature of Notary Public

BILL HOCUTT
Notary Public - California
Marin County
Commission # 2376435
My Comm. Expires Sep 25, 2025

For other required information (Notary Name, Commission No. etc.)

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

United States Securities and Exchange Commission Washington DC 20549 Annual Reports Form X-17A-5 PART III sec file number 8-65386

containing 2 pages, and dated 2-26-2022

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # ____ Entry # ____

Notary contact: ______________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

 You can purchase copies of this form from our web site at www.TheNotarysStore.com

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of MIT Associates, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MIT Associates, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
February 28, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

MIT ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$	14,368
Accounts receivable		5,000
Prepaid expenses and other current assets		8,434
TOTAL ASSETS	$	27,802

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	1,050
Members' equity		26,752
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	27,802

The accompanying notes are an integral part of these financial statements

MIT ASSOCIATES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES:	
Consulting fees	$ 288,112
Mutual Fund fees	189
Other income	3,320
TOTAL REVENUES	291,621
EXPENSES:	
Commissions	230,349
Compensation	90,427
Professional fees	62,000
Technology, data and communication	14,743
Regulatory	11,494
Occupancy	6,000
Taxes	6,823
Office and other expenses	552
TOTAL EXPENSES	422,388
NET INCOME (LOSS)	$ (130,767)

The accompanying notes are an integral part of these financial statements

MIT ASSOCIATES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

Members' equity - December 31, 2020	$ 80,119
Contributions	77,400
Net loss	(130,767)
Members' equity - December 31, 2021	$ 26,752

The accompanying notes are an integral part of these financial statements

MIT ASSOCIATES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities:		
Net loss		$ (130,767)
Adjustments to reconcile net loss to net cash used in operating activities		
(Increase) decrease in operating assets		
Accounts receivable	$ (3,000)	
Prepaid expenses and other current assets	1,340	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(3,560)	
Total adjustments		(5,220)
Net cash used in operating activities		(135,987)
Cash flows from investing activities:		-
Cash flows from financing activities:		
Members' contributions		77,400
Net cash provided by financing activities		77,400
Net decrease in cash		(58,587)
Cash, beginning of year		72,955
Cash, end of year		$ 14,368
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest		$ -
Income taxes		$ -

The accompanying notes are an integral part of these financial statements

1. Summary of Significant Accounting Policies:

Description of Company:

MIT Associates, LLC ("the Company") was formed in California on April 17, 2020 and operates in Rancho Santa Margarita, California. The Company is a securities broker-dealer registered with Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company's principal businesses are: Merger and Acquisition ("M&A") transaction advisory; M&A engagement advisory; private placements of securities; marketing and wholesaling mutual funds and exchange traded funds; and financial and marketing consulting services.

Use of estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

Cash:

The Company's bank account cash balance at times could exceed the $250,000 level insured by the Federal Deposit Insurance Commission ("FDIC).

Accounts receivable:

The Company continuously monitors the creditworthiness of clients and, if applicable establishes an allowance for amounts that may become uncollectible in the future based on current economic trends, historical payment and bad debt write-off experience, and any specific customer related collection issues.

1. Summary of Significant Accounting Policies (continued):

Revenue recognition:

Consulting fees: The Company receives consulting fees as they are earned based on services provided. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed.

Advisory fees and services: Revenue from advisory fees and services is recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transactions. In certain instances, retainer revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. At December 31, 2021, there were no advances to the Company.

Income taxes:

The Company is organized as a limited liability company. As a result, members are taxed individually on their proportionate share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement. Accordingly, there is no provision for federal income taxes in these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2021, the IRS has not proposed any adjustment to the Company's tax position.

2. Concentrations:

In 2021, two clients accounted for 52% and 29% of revenues. At December 31, 2021, there were no accounts receivable from these two clients.

3. Related Party Transactions:

The Company has an Expense Sharing Agreement ("Agreement") with one of its Members. The Agreement covers facilities, personnel and administrative expenses. Direct expenses of the Company are outside the scope of this agreement and paid directly by the Company.

The Company's share of these expenses amounted to $13,956 for the year ended December 31, 2021, of which $1,050 was due to the Member at December 31, 2021 and included in accounts payable and accrued expenses.

4. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $13,318, which exceeded the minimum requirement of $5,000 by $8,318. The Company's ratio of total aggregate indebtedness to net capital was 0.08 to 1 as of December 31, 2021.

5. Recently Issued Accounting Pronouncements:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

5. Recently Issued Accounting Pronouncements (continued):

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

6. Commitments and contingent liabilities:

The Company has no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2021.

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point however, the severity of such an event is highly uncertain and cannot be predicted.

7. Subsequent Events:

Management has evaluated subsequent events from the date of the Statement of Financial Condition through the date these financial statements were available to be issued. Based on this evaluation, there were no such matters requiring recognition or disclosure in the financial statements for the year ended December 31, 2021.

MIT ASSOCIATES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

Computation of Net Capital		
Total Members' Equity	$	26,752
Less: Nonallowable Assets		(13,434)
Net Capital	$	13,318
Computation of Excess Net Capital		
Net Capital as Calculated Above	$	13,318
Net Capital Requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness: $1,050)		(5,000)
Excess Net Capital	$	8,318
Computation of Aggregate Indebtedness to Net Capital		
Aggregate Indebtedness	$	1,050
Net Capital as Calculated Above		13,318
Ratio of Aggregate Indebtedness to Net Capital		0.08 to 1

There were no material differences between the net capital computation shown here and the net capital computation shown on the Company's most recently filed unaudited Form X-17A-5 Part IIA report dated December 31, 2021.

See report of Independent Registered Public Accountant Firm

MIT ASSOCIATES, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO SEC RULE 15c3-3
AS OF DECEMBER 31, 2021

The Company does not claim an exemption under paragraph (k) of 17 C.F.R.§240. 15c3-3, and in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240. 15c3-3 because the Company limits its business activities exclusively to include dealings in several classes of securities broker dealer services principally M&A engagement advisory; private placements of securities; marketing and wholesaling mutual funds and exchange traded funds; and financial and marketing consulting services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in rule 15c3-3). Accordingly, there are no items to report under the requirements of the Rule.

MIT Associates, LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of MIT Associates, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MIT Associates, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) MIT Associates, LLC's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") did not subject it to the customer protection rules and that the Company did not identify any exceptions to this assertion throughout the year ended December 31, 2021. MIT Associates, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MIT Associates, LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 28, 2022

MIT Associates, LLC
Member FINRA/SIPC

MIT Associates, LLC
Exemption Report
For the Year Ended December 31, 2021

MIT Associates, LLC ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placement of securities; (2) marketing and wholesaling mutual funds and exchange traded funds and (3) financial and marketing consulting services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

MIT Associates, LLC

I, David W. Ford, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________
Title: CEO

30212 Tomas, Suite 365
Rancho Santa Margarita, CA 92688